

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2021

Peng Shen
Chief Executive Officer
Waterdrop Inc.
Block C, Wangjing Science and Technology Park
No. 2 Lize Zhonger Road, Chaoyang District, Beijing
People's Republic of China

>   **Re: Waterdrop Inc.**
>   **Amendment No. 2 to Draft Registration Statement on Form F-1**
>   **Submitted February 22 2021**
>   **CIK No. 0001823986**

Dear Mr. Shen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement Submitted February 22, 2021

The Offering, page 13

1.   After the disclosure regarding the number of ordinary shares issued and outstanding, please also include disclosure regarding the outstanding options with respect to the ordinary shares granted under your 2018 Share Incentive Plan and indicate that those options are not included in the number of outstanding ordinary shares. Please also include disclosure in the risk factor "Substantial future sales," at page 59, regarding the number of outstanding options with respect to the ordinary shares granted under your 2018 Share Incentive Plan.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Key Components of Results of Operations</u>
<u>Operating revenue, net, page 89</u>

2.   We acknowledge your responses to prior comments 2 and 3. Please revise your disclosure consistent with your responses to indicate why first year premium (FYP) is the key volume metric you use to manage your performance. In this regard, specifically disclose that commissions after the first year on long-term contracts are significantly lower than those in the first year and that you believe FYP is a strong indicator of revenue because it better demonstrates the revenue potential you may generate for an insurance policy.

     You may contact Mark Brunhofer at (202) 551-3638 or Michelle Miller at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Susan Block at (202) 551-3210 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Finance